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                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549



                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. )*


                     Westbridge Capital Corp.
-----------------------------------------------------------------
                         (Name of Issuer)


                  Common Stock, par value $0.10
-----------------------------------------------------------------
                  (Title of Class of Securities)


                            957152101
          ---------------------------------------------
                          (CUSIP Number)


                      William W. Chandler,
             Credit Suisse First Boston Corporation,
                       11 Madison Avenue,
                  New York, New York 10010-3629
                          (212) 325-2911
-----------------------------------------------------------------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                          March 25, 1998
          ---------------------------------------------
              (Date of Event which Requires Filing
                        of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of Sections
240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [x]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           SCHEDULE 13D

------------------------                   ----------------------
CUSIP No. 957152101                          Page 2 of 12 Pages
------------------------                   ----------------------

-----------------------------------------------------------------
  1  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Credit Suisse First Boston, on behalf of the Credit Suisse
     First Boston business unit

-----------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) [ ]
     (b) [x]
-----------------------------------------------------------------
  3  SEC USE ONLY

-----------------------------------------------------------------
  4  SOURCE OF FUNDS*

     WC
-----------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                        [ ]

-----------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     Switzerland

-----------------------------------------------------------------
                   7  SOLE VOTING POWER

                 ------------------------------------------------
                   8  SHARED VOTING POWER
   NUMBER OF
     SHARES           3,500,454 shares of Common Stock,
  BENEFICIALLY        par value $0.10
    OWNED BY     ------------------------------------------------
 EACH REPORTING    9  SOLE DISPOSITIVE POWER
    PERSON
     WITH        ------------------------------------------------
                  10  SHARED DISPOSITIVE POWER

                      3,500,454 shares of Common Stock,
                      par value $0.10
-----------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,500,454 shares of Common Stock, par value $0.10

-----------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                    |_|


-----------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     36.0%

-----------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*
      BK, HC, OO

-----------------------------------------------------------------

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
   INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
          (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE
                     SIGNATURE ATTESTATION.

Item 1.  Security and Issuer.

           This statement on Schedule 13D relates to the common stock, $0.10 par value (the "Common Stock") of Westbridge Capital Corp. ("Westbridge" or the "Company"). The principal executive offices of Westbridge are located at 777 Main Street, Fort Worth, Texas 76102.

Item 2.  Identity and Background.

           (a-c, f) This Schedule 13D is being filed by Credit Suisse First Boston (the "Bank"), a Swiss bank, on behalf of itself and its consolidated subsidiaries, to the extent that they constitute part of the Credit Suisse First Boston business unit (the "CSFB business unit" or the "Reporting Person"). The CSFB business unit is engaged in the corporate and investment banking, trading (equity, fixed income and foreign exchange), private equity investment and derivatives businesses on a worldwide basis. The Bank's registered head office is located at Uetlibergstrasse 231, P.O. Box 900, CH-8045 Zurich, Switzerland. The Bank and its consolidated subsidiaries engage in other separately managed activities, most of which constitute the independently operated Credit Suisse Asset Management business unit; the Credit Suisse Asset Management business unit provides asset management and investment advisory services to institutional investors worldwide.

           Credit Suisse First Boston Corporation ("CSFBC"), a Massachusetts corporation, a broker-dealer registered under
Section 15 of the Securities Exchange Act of 1934 (the "1934 Act") and an indirect wholly owned subsidiary of the Bank, directly beneficially owns the securities reported herein. The principal business office of CSFBC is 11 Madison Avenue, New York, New York 10010. CSFBC is a wholly owned subsidiary of Credit Suisse First Boston, Inc., a Delaware corporation that is, in turn, a wholly owned subsidiary of the Bank. The ultimate parent company of the Bank is Credit Suisse Group ("CSG"), a corporation formed under the laws of Switzerland. The principal business of CSG is acting as a holding company for a global financial services group with five distinct specialized business units that are independently operated. In addition to the two business units referred to above, CSG and its consolidated subsidiaries (other than the Bank and its subsidiaries) are comprised of (a) the Credit Suisse Private Banking business unit that engages in global private banking business, (b) the Credit Suisse business unit that engages in the Swiss domestic banking business and (c) the Winterthur business unit that engages in the global insurance business. CSG's business address is:
Nuschelerstrasse 1, CH-8070, Zurich, Switzerland.

           CSG, for purposes of certain federal securities laws, may be deemed ultimately to control the Bank and the CSFB business unit. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including all of the business units except the CSFB business unit), may beneficially own shares of Common Stock, and such shares are not reported in this statement on Schedule 13D. Due to the separate management and independent operation of its business units, CSG disclaims beneficial ownership of shares of Common Stock beneficially owned by its direct and indirect subsidiaries, including the Reporting Person. The Reporting

Person disclaims beneficial ownership of shares of Common Stock beneficially owned by CSG and any of CSG's and the Bank's other business units.

           The name, citizenship, residence or business address and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director of the CSFB business unit and of CSFBC, are set forth on Schedule I and Schedule II, respectively, each of which is incorporated herein by reference.

           (d-e) None of the Reporting Person, the Bank, CSFBC or any of the executive officers or directors of such persons listed on Schedules I or II during the last five years (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. Federal or State securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

           The beneficial ownership interest in Common Stock reported in this statement on Schedule 13D was acquired in connection with CSFBC's acquisition of $38,225,000 in aggregate principal amount of 7-1/2% Subordinated Convertible Notes Due 2004 (the "Notes" or "Convertible Notes") of the Company, as more fully described in Item 4 and Item 5 below. The net amount of funds used by CSFBC to acquire such Notes is estimated to be $13,135,779. These funds came from CSFBC's working capital.

Item 4.  Purpose of Transaction.

           CSFBC currently holds $38,225,000 in aggregate principal amount of the Convertible Notes of the Company, which are convertible into Common Stock. Under their terms, the Convertible Notes may be converted at any time at CSFBC's option before the close of business on May 1, 2004 at a conversion rate of 91.575 shares of Common Stock for each $1,000 in principal amount of Convertible Notes, or $10.92 in principal amount of Convertible Notes per share of Common Stock.

           Since March 25, 1998, representatives of CSFBC have had communications with representatives of Westbridge and other creditors of Westbridge, including other holders of Convertible Notes, concerning the financial condition and a possible recapitalization of the Company. Representatives of CSFBC may, from time to time after the date hereof, have additional communications with such representatives of Westbridge. The result of such communications could involve one or more of the matters described in clauses (a) through (j) of Item 4. No specific agreements or arrangements have been reached with respect to such matters, however, and it is possible that no such agreements or arrangements will result from any of these discussions in the future. The Reporting Person and CSFBC may, from time to time, and reserve the right to, acquire additional securities of the Company, including Convertible Notes, dispose of any such securities of the Company or formulate other plans or proposals regarding the Company or its securities, to the extent deemed advisable by the Reporting Person or CSFBC in light of their general investment policies, market conditions or other factors.

           Except as set forth above, neither the Reporting Person nor CSFBC has any intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the 1934 Act; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

           (a-b) The $38,225,000 in aggregate principal amount of Convertible Notes held by CSFBC are convertible, pursuant to the terms of such Notes (as described in Item 4 above), into 3,500,454 shares of Common Stock, and CSFBC and the Reporting Person may be deemed to have a beneficial ownership interest in such shares. 3,500,454 shares of Common Stock represent approximately 36.0% of the shares of Common Stock outstanding (based on a total of 9,724,798 shares of Common Stock outstanding, consisting of the sum of (a) the 6,224,344 shares of Common Stock reported to have been outstanding as of March 9, 1998 in Westbridge's Annual Report on Form 10-K for the fiscal year ended December 31, 1997 and (b) the 3,500,454 shares into which the Convertible Notes held by CSFBC are convertible, which shares are deemed to be outstanding for such purposes under Rule 13d-3(d)(1)(i) under the 1934 Act). By reason of their relationship, the Reporting Person and CSFBC may be deemed to share voting and dispositive power with respect to shares of Common Stock reported herein.

           (c) Except as described in Annex A, which is incorporated herein by reference, neither the Reporting Person nor, to the best knowledge of the Reporting Person, CSFBC or any of the persons listed on Schedule I or Schedule II effected any transactions in shares of Common Stock or Convertible Notes from February 13, 1998 through April 14, 1998.

           (d-e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

           Except as described in Item 4 above, neither the Reporting Person, nor, to the best knowledge of the Reporting Person, CSFBC or any of the persons listed on Schedule I or
Schedule II hereto has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to securities of the Company.

Item 7.  Material to be filed as Exhibits.

           Not applicable.

                             SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 16, 1998

                              CREDIT SUISSE FIRST BOSTON,
                              acting solely on behalf of
                              the Credit Suisse First
                              Boston business unit


                              By /s/ William W. Chandler
                              ------------------------------
                              Name: William W. Chandler
                              Title: Director


                                  SCHEDULE I

      Executive Board Members and Executive Officers of the Reporting Person


Name and Title            Business Address       Principal Occupation           Citizenship
--------------            ----------------       --------------------           -----------
Allen D. Wheat            11 Madison Avenue,     Chief Executive Officer,       USA
Chairman                  New York, NY 10010     Credit Suisse First Boston
                                                 and member of the
                                                 Executive Board, Credit
                                                 Suisse Group

Brady W. Dougan           11 Madison Avenue,     Managing Director, Credit      USA
Board Member              New York, NY 10010     Suisse First Boston
                                                 Corporation

Christopher A. Goekjian   11 Madison Avenue,     President and Chief            USA
Board Member              New York, NY 10010     Executive Officer, Credit
                                                 Suisse Financial Products

Stephen A.M. Hester       11 Madison Avenue,     Chief Financial Officer,       United Kingdom
Board Member              New York, NY 10010     Credit Suisse First
                                                 Boston, Inc.

Marc Hotimsky             11 Madison Avenue,     Managing Director, Credit      United Kingdom
Board Member              New York, NY 10010     Suisse First Boston
                                                 Corporation

David C. Mulford          11 Madison Avenue,     Vice Chairman, Credit          United Kingdom
Board Member              New York, NY 10010     Suisse First Boston, Inc.
                                                 and Chairman
                                                 International, Credit
                                                 Suisse First Boston

Stephen E. Stonefield     Uetlibergstrasse 231,  Chairman of Pacific            USA
Board Member              P.O. Box 900, CH-      Region, Credit Suisse
                          8045 Zurich,           First Boston
                          Switzerland

Franz K. von Meyenburg    Uetlibergstrasse 231,  Deputy Chairman of Europe,     Switzerland
Board Member              P.O. Box 900, CH-      Credit Suisse First
                          8045 Zurich,           Boston
                          Switzerland


                          Page 8 of 12


Charles G. Ward III       11 Madison Avenue,     Head of Corporate and          USA
Board Member              New York, NY 10010     Investment Banking, Credit
                                                 Suisse First Boston
                                                 Corporation

David A. DeNunzio         11 Madison Avenue,     Chief Executive Officer,       USA
Executive Officer         New York, NY 10010     Private Equity Division

John M. Hennessy          11 Madison Avenue,     Chairman, Private Equity       USA
Executive Officer         New York, NY 10010     Division


                                   SCHEDULE II

     Executive Officers and Directors of Credit Suisse First Boston Corporation


Name and Title            Business Address       Principal Occupation           Citizenship
--------------            ----------------       --------------------           -----------
Allen D. Wheat            11 Madison Avenue,     Chief Executive Officer,       USA
President, Chief          New York, NY 10010     Credit Suisse First Boston
Executive Officer                                and member of the
and Board Member                                 Executive Board, Credit
                                                 Suisse Group

Craig H. Foster           11 Madison Avenue,     Managing Director, Credit      USA
Managing Director and     New York, NY 10010     Suisse First Boston
Board Member

Brady W. Dougan           11 Madison Avenue,     Managing Director, Credit      USA
Managing Director and     New York, NY 10010     Suisse First Boston
Board Member

Carlos Onis               11 Madison Avenue,     Controller, Credit Suisse      USA
Chief Financial Officer   New York, NY 10010     First Boston
and Board Member

Charles G. Ward III       11 Madison Avenue,     Managing Director, Credit      USA
Managing Director and     New York, NY 10010     Suisse First Boston
Board Member

Jeremy Marshall           11 Madison Avenue,     Managing Director, Credit      United Kingdom
Managing Director and     New York, NY 10010     Suisse First Boston
Board Member                                     Corporation

Joseph McLaughlin         11 Madison Avenue,     Managing Director &            USA
General Counsel & Board   New York, NY 10010     General Counsel, Credit
Member                                           Suisse First Boston
                                                 Corporation

Richard C. Holbrooke      11 Madison Avenue,     Vice Chairman, Credit          USA
Vice Chairman             New York, NY 10010     Suisse First Boston
                                                 Corporation

Ken Miller                11 Madison Avenue,     Vice Chairman, Credit          USA
Vice Chairman             New York, NY 10010     Suisse First Boston
                                                 Corporation


                          Page 10 of 12


David C. Mulford          11 Madison Avenue,     Vice Chairman, Credit          United Kingdom
Vice Chairman             New York, NY 10010     Suisse First Boston, Inc.
                                                 and Chairman International,
                                                 Credit Suisse First Boston

Frank J. Decongelio       11 Madison Avenue,     Managing Director, Credit      USA
Managing Director &       New York, NY 10010     Suisse First Boston
Director of Operations

Stuart Min                11 Madison Avenue,     Deputy General Counsel,        USA
Director & Deputy         New York, NY 10010     Credit Suisse First Boston
General Counsel                                  Corporation

Lori M. Russo             11 Madison Avenue,     Vice President & Secretary,    USA
Vice President and        New York, NY 10010     Credit Suisse First Boston
Secretary                                        Corporation

Lewis H. Wirshba          11 Madison Avenue,     Treasurer, Credit Suisse       USA
Managing Director and     New York, NY 10010     First Boston Corporation
Treasurer

Rochelle Pullman          11 Madison Avenue,     Controller, Credit Suisse      USA
Director and Controller   New York, NY 10010     First Boston Corporation

Thomas A. DeGennaro       11 Madison Avenue,     Director of Taxes, Credit      USA
Director and Director     New York, NY 10010     Suisse First Boston
of Taxes                                         Corporation

                              ANNEX A

           Set forth below are the purchases and sales of 7-1/2%
Convertible Subordinated Notes of Westbridge Capital Corp.
("Convertible Notes") by Credit Suisse First Boston Corporation from February 13, 1998 through April 14, 1998. ("P" means purchase and "S" means sale.)

                                                 Price Per
                       Aggregate Principal   $100 in Principal
                            Amount of            Amount of
         Date           Convertible Notes    Convertible Notes
         ----           -----------------    -----------------

    March 12, 1998        12,320,000 (P)          $41.375

    March 13, 1998         2,000,000 (P)          $41.375

    March 16, 1998           625,000 (P)          $41.375

    March 20, 1998         1,200,000 (P)          $42.50

    March 23, 1998         6,500,000 (P)          $42.75



                          Page 12 of 12